

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

VIA FACSIMILE AND U.S. MAIL

June 30, 2009

Timothy Borer
Treasurer and Principal Financial Officer
Nedak Ethanol LLC
87590 Hillcrest Road, P.O. Box 391
Atkinson, Nebraska 68713

> **RE:** **Nedak Ethanol, LLC**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Forms 10-Q & 10-Q/A for Fiscal Quarters Ended March 31, 2008,**
> **June 30, 2008 and September 30, 2008**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Forms 10-Q for Fiscal Quarter Ended March 31, 2009**
> **File No. 0-52597**

Dear Mr. Borer:

We have completed our review of your Forms 10-KSB, 10-K and related filings and have no further comments at this time.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3689, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant
Chief Accountant